UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2016 (Report No. 2)

Commission file number: 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant's name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On October 27, 2016, the Board of Directors of Cellect Biotechnology Ltd. (the “Company”) resolved to approve an extension of the term of the Company’s Series 1 Warrants until November 21, 2017, and to approve an extension of the term of additional unregistered warrants issued on March 8, 2016, pursuant to a private placement, until March 7, 2018.

Without the extensions mention above, the Series 1 Warrants will expire on November 21, 2016 and the addition warrants will expire on March 7, 2017.

The foregoing extensions are subject to certain corporate actions, including obtaining district court and shareholders approval.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd. (Registrant) By /s/ Dr. Shai Yarkoni
Name: Dr. Shai Yarkoni
Chief Executive Officer

Date: October 27, 2016